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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Shook Mark R. (Last) (First) (Middle)		The Dial Corporation (DL)

	15501 North Dial Boulevard Suite 2212 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/24/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Scottsdale, AZ 85260-1619 (City) (State) (Zip) United States		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
			Executive Vice President-International & Business Development

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	The Dial Corporation Common Stock		10/24/2002				M			13,565.00	A	9.6378				D

	The Dial Corporation Common Stock		10/24/2002				M			16,273.00	A	11.9108				D

	The Dial Corporation Common Stock		10/24/2002				S			29,838.00	D	21.75		0.00		D

	The Dial Corporation Common Stock													125,592.00		I		By Trust (1)

	The Dial Corporation Common Stock (401(K) Stock Holdings)						I	V		20.07	A			10,565.92 (2)		I		By 401(K) Savings Plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options - Right to Buy		14.8438

	Options - Right to Buy		29.7188

	Options - Right to Buy		11.1531

	Options - Right to Buy		13.4688

	Options - Right to Buy		9.6378		10/24/2002				M				13,565.00

	Options - Right to Buy		11.9108		10/24/2002				M				16,273.00

	Phantom Stock Units		1-for-1

	Phantom Stock Units		1-for-1

Explanation of Responses:

1. Stock held in revocable trust with reporting individual and spouse as beneficiaries and trustees.

2. Between August 1 and October 22, 2002, the reporting person acquired 20.07 shares of The Dial Corporation Common Stock under The Dial Corporation 401(K) Savings Plan.

3. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All options vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	03/01/2010		The Dial Corporation Common Stock					65,000.00		D

	(4)	01/20/2010		The Dial Corporation Common Stock					50,000.00		D

	(5)	08/17/2004		The Dial Corporation Common Stock					18,352.00		D

	(3)	01/25/2011		The Dial Corporation Common Stock					140,000.00		D

		02/17/2003		The Dial Corporation Common Stock	13,565.00		9.6378		0.00		D

		08/16/2005		The Dial Corporation Common Stock	16,273.00		11.9108		3,648.00		D

				The Dial Corporation Common Stock					1,810.69		D

				The Dial Corporation Common Stock					15,250.35		D

Explanation of Responses:

4. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 20% over grant price, but only if 1 year has passed since grant date; 1/3 after the stock price increases 40%, but only if 2 years have passed since grant date; and the final 1/3 after the stock price increases 60%, but only if 3 years have passed since grant date. All options vest in the event of a change in control or 5 years from the grant date. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

5. Granted pursuant to the 1996 Stock Incentive Plan. The Corporation may permit a participant exercising an option to surrender stock to which participant is entitled as a result of such exercise to satisfy a tax withholding requirement. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.

/s/ LUCINDA K. STEWART	10/28/02
Attorney-In-Fact **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.